UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2003

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                   Sequential
      Exhibit                   Description                       Page Number
      -------                   -----------                       -----------

      1.             Press release, dated February 24, 2003          3
      2.             Press release, dated March 4, 2003              6
      3.             Press release, dated March 11, 2003             9
      4.             Press release, dated April 2, 2003              13
      5.             Press release, dated April 3, 2003              16
      6.             Press release, dated April 7, 2003              20
      7.             Press release, dated April 8, 2003              23

                                                                       EXHIBIT 1


          CONTACTS
          --------
          ALVARION
          Dafna Gruber, CFO
          +972 3 645 6252
          dafna.gruber@alvarion.com

                  or
          KCSA
          Joseph A. Mansi
          +1 212 896 1205
          jmansi@kcsa.com

                                                           FOR IMMEDIATE RELEASE


   BREEZEACCESS(TM) POINT TO POINT SOLUTION FOR THE 5 GHZ BAND REVOLUTIONIZES
   --------------------------------------------------------------------------
           DEPLOYMENT OF BACKHAUL, ACCESS, AND LAN EXTENSION NETWORKS
           ----------------------------------------------------------



 Robust OFDM System Delivers Speeds up to 72 Mbps in Non Line-of-Sight
 Conditions

                                     ------


           TEL-AVIV, ISRAEL, 24 FEBRUARY, 2003 - ALVARION, LTD.(NASDAQ;ALVR), a leading provider of wireless broadband solutions worldwide, today announced the commercial availability of its BreezeACCESS 5 GHz point to point system offering carriers, wireless internet service providers (ISPs), and enterprises the ability to affordably increase the bandwidth of their point to point networks and economically extend wireless links throughout their operating environments. Part of the field-proven BreezeACCESS family, the BreezeACCESS LB operates in the license exempt band from 5.725 to 5.825 GHz and leverages the excellent multi-path resistant capabilities of OFDM technology. Using advanced OFDM algorithms, the solution achieves net link capacities greater than a leased DS3 (45Mbps) connection, and connect sites beyond 30 miles apart in conditions that would prevent line-of-sight (LOS) products from functioning. Accordingly, operators, service providers, and enterprise customers can now significantly increase their network capacity while reducing capital and operational expenditures for their backhaul, access, and LAN extension applications that previously required them to acquire frequency, deploy high cost radio links, and/or lease expensive wire-line services due to poor LOS conditions.

           "We are pleased to announce another extension to our field-proven BreezeACCESS family of products," said Tzvika Friedman, President & COO of Alvarion Ltd. "Alvarion's goal has always been to provide comprehensive, total system solutions for our customers. The BreezeACCESS LB was designed as a high-performance replacement for today's low-throughput Point-to-Point radio links, whose deployment requires costly license fees and network interfaces. It gives carriers, ISPs, and enterprises a high-speed, low-cost replacement for the expensive leased lines they use to hook up small offices (SOHOs), small-to-medium-sized enterprises (SMEs), local branch offices, factories, and warehouses to the core infrastructure.

           "By giving our customers a comprehensive solution to their backhauling needs, we reinforce our positioning as the industry's trusted `One Stop Shop,' and open up a new path of potential revenues for Alvarion. We look forward to a warm reception for this needed product, and continue our work on exciting new BreezeACCESS(TM) extensions."

ABOUT ALVARION
--------------

           Alvarion is a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access (BWA) used by telecom carriers, service providers, and enterprises worldwide. Alvarion systems provide Internet access and voice and data services in the last mile, cellular network feeding, building-to-building and wireless local area network (LAN) connectivity.

           Alvarion offers the broadest range of BWA solutions by market segment and frequency band, designed to address all carrier's and service provider's business models. With its combined market experience, strong customer base, diversified distribution channels and field-proven deployments, Alvarion is a leading BWA pure play provider for every end user profile, from residential subscribers to business customers.

           For more information, visit Alvarion's World Wide Web site at http://www.alvarion-usa.com

                                       ###

           This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.
-------------

                                                                       EXHIBIT 2

CONTACTS:
---------

ALVARION LTD. CONTACT                         KCSA
---------------------                         ----
Dafna Gruber, CFO                             Joseph A. Mansi / Evan Smith, CFA
+972 3 645 6262                               +1 212 896 1205 / +1 212 896 1251
dafna.gruber@alvarion.com                     jmansi@kcsa.com / esmith@kcsa.com

                                                           FOR IMMEDIATE RELEASE

                LISA COMMUNICATIONS USES ALVARION'S OFDM SOLUTION
                           TO LINK TRINIDAD AND TOBAGO

                                    --------

      EXPANDS BROADBAND WIRELESS DEPLOYMENT AND PLACES FOLLOW-ON ORDER FOR
                  BREEZEACCESS(TM)EQUIPMENT IN THE 3.5GHZ BAND

                                   - - - - - -

           TEL AVIV, ISRAEL, MARCH 04, 2003 - ALVARION, LTD., a leading provider of wireless broadband solutions, today announced that Lisa Communications, a major provider of broadband Internet services in Trinidad, has embarked upon an expansion of its Alvarion network and placed a follow-on order for Alvarion's BreezeACCESS(TM) OFDM equipment in the 3.5 GHz licensed band. Alvarion's powerful OFDM technology has enabled Lisa Communications to offer high-bandwidth services to large corporations and to establish a 69-mile (111 km) broadband link between Tobago and Trinidad.


Founded in 1992, Lisa Communications is Trinidad and Tobago's largest wireless network provider and second largest provider of broadband access. Since 2001, it has used Alvarion's flexible BreezeACCESS(TM) solutions for the licensed 3.5GHz spectrum as the basis for its BlueSky service. It has deployed Alvarion's BreezeACCESS(TM) XL technology extensively throughout Trinidad to provide Internet access to the islands' small, medium and large business customers. In addition, it has deployed Alvarion's cutting-edge BreezeACCESS(TM) OFDM as a powerful backbone solution, enabling it to bring high-speed Internet access to the island of Tobago for the first time, and to meet the high-bandwidth access needs of large corporations. The OFDM solution allows broadband access to be provided in non-line-of-sight (NLOS) and obstructed-line-of-sight conditions, overcoming obstacles such as mountains in rural areas, and buildings in densely populated urban areas. To link to the Internet backbone, Lisa Communications uses a satellite connection to the U.S.


           Commenting on the news, Jerry Chin Lee, Managing Director of Lisa Communications, said, "Alvarion's flexible solutions have proven to be a cost-effective way to provide reliable, high-quality services to the full range of customers in our service areas. Its impressive OFDM technology allows us to bring broadband access to Trinidad and Tobago, and to address the needs of many customers in NLOS conditions. This is translating into an expanded and satisfied customer base for us, and a strong basis for a profitable business."



           Zvi Slonimsky, CEO of Alvarion, added, "Our field-proven BreezeACCESS(TM) technology is ideal for regions like the West Indies, whose operators must provide services in such challenging terrain and to such a wide variety of customers. We are pleased that all of Alvarion's technologies - and especially our state-of-the-art OFDM technologies -- are performing so well for Lisa Communications, and look forward to continued cooperation as its business grows."

                                       ###

           ABOUT ALVARION
           --------------

           Alvarion is a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access (BWA) used by telecom carriers, service providers, and enterprises worldwide. Alvarion systems provide Internet access and voice and data services in the last mile, cellular network feeding, building-to-building and wireless local area network (LAN) connectivity.

           Alvarion offers the broadest range of BWA solutions by market segment and frequency band, designed to address all carrier's and service provider's business models. With its combined market experience, strong customer base, diversified distribution channels and field-proven deployments, Alvarion is a leading BWA pure play provider for every end user profile, from residential subscribers to business customers.

 For more information, visit Alvarion's World Wide Web site
at http://www.alvarion.com
   -----------------------

                                      # # #

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

                                                                       EXHIBIT 3

      CONTACTS
      --------

      ALVARION
      Dafna Gruber, CFO
      +972 3 645 6252
      dafna.gruber@alvarion.com
                   or
      KCSA
      Joseph A. Mansi
      +1 212 896 1205
      jmansi@kcsa.com

                                                           FOR IMMEDIATE RELEASE




          ALVARION ENTERS THE HOTSPOT MARKET WITH BREEZEACCESS(TM) GO
          -----------------------------------------------------------
                                       --
          At CeBIT, Alvarion Celebrates 10 Years of Wireless Expertise
             With Demo Of Comprehensive Hotspot Solution
                                       --
           Siemens, An Alvarion Strategic Partner, To Demonstrate the Hotspot
              Solution at CeBIT
                                       --

           TEL - AVIV, ISRAEL, MARCH 11, 2003 -ALVARION LTD. (NASDAQ: ALVR), a leading provider of Wireless Broadband solutions, today announced the launch of its new BreezeACCESS(TM) GO Hotspot solution at CeBIT 2003. BreezeACCESS(TM) GO is a uniquely flexible and high-performance Public Wireless LAN solution designed for turnkey installation. It provides a full package for wireless connectivity at the hotspots and back-office software for services management, authentication and billing. Its extended coverage and security have been made possible only through the deep wireless and broadband access expertise Alvarion has amassed through its 10 years of developing the industry's leading wireless broadband networking technologies.

           Hotspots are one of datacom's strongest new trends. Driven by the growing demand of people on the move, the Hotspot market is expected to grow to tens of thousands of deployments over the next several years and to serve tens of millions of users. Recognizing the exceptional revenue potential of this new market, many businesses that serve people on the move are now planning initial Hotspot deployments, and looking for cost-effective turnkey solutions.

           "The BreezeACCESS(TM) GO is a natural next step for Alvarion - a culmination of more than a decade developing the industry's most powerful wireless LAN and broadband access technologies," said Mr. Tzvika Friedman, President and COO of Alvarion. "To make it the right solution for today's Hotspot market, we have designed it as a turnkey product that is cost-effective to deploy and effortless to run. The concept is to give management a minimal-investment option for launching Hotspot services without limiting their ability to build-out as warranted by demand. Fully integrated with our robust BreezeNET(TM) solution, management can easily expand an initial deployment from terminal to terminal, throughout a massive convention complex, or through hundreds of hotel rooms. For low-cost, painless management, we have packaged the solution with a support system that handles all back-office functions, including credit card authorization, billing, and roaming settlement, while simultaneously monitoring QoS issues."

           Alvarion's BreezeACCESS(TM) Go Hotspot system is a flexible end-to-end solution with all the elements necessary to launch a Hotspot installation of any size, and to extend it without limitation. The components of the system include Public Access Controllers (PACs) and the Operations Support System (OSS).

           Leveraging Alvarion's mature, field-proven BreezeACCESS(TM) and BreezeNET(TM) technologies, BreezeACCESS(TM) GO features an extensive feature-set including scalable architecture, remote management capability, auto-provisioning, QoS controls, IPSec-based security, flexible payment plans, and Power-Over-Ethernet. Unique to Alvarion, the technology's support of mobile protocols such as GPRS acts as a "GATEWAY TO THE MOBILE WORLD," allowing users to maintain access to cellphone-based data services. In addition, the solution's powerful OSS supports SMS and other authentication methods and roaming settlement capabilities.

           Alvarion will launch this exciting new product at CeBIT 2003 (March 12-19) as part of its 10th anniversary celebration.

A BreezeACCESS(TM) GO demonstration will be given at the Alvarion booth. CeBIT delegates are invited to take advantage of this BreezeACCESS(TM) GO deployment for free access to the Internet. Free user cards can be obtained at the Alvarion booth A56 in Hall 13. Delegates are also invited to celebrate 10 years of

Alvarion at the Alvarion booth on Thursday, 13.3. from 18:30 o'clock. In addition, Siemens ICN, will also demonstrate the Alvarion Hotspot solution at booth C32 in Hall 26.


                                       ###

ABOUT ALVARION
--------------

Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network.
Together with key partners, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended hotspots.


For more information, visit Alvarion's World Wide Web site at
http://www.alvarion.com.
------------------------

           This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

                                                                       EXHIBIT 4

ALVARION CONTACT                          ALVARION INVESTOR CONTACT
ALVARION                                  KCSA Worldwide
Dafna Gruber, CFO                         Joseph A. Mansi / Lee Roth
+972-3-645 6252                           +212-896 12 05/ +212-896-1209
dafna.gruber@alvarion.com                 jmansi@kcsa.com / lroth@kcsa.com
-------------------------                 ---------------   --------------

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

                    ALVARION CLOSES ACQUISITION OF INNOWAVE,
                         ECI'S FIXED WIRELESS SUBSIDIARY



TEL - AVIV, ISRAEL, APRIL 2, 2003 - ALVARION LTD. (NASDAQ: ALVR), the world leader of Wireless Broadband solutions for Carriers, ISP's and network operators, today announced that it has completed the acquisition of most of the assets and liabilities of InnoWave ECI Wireless Systems Ltd., a market leader provider of fixed wireless wideband voice and data point to multi point solutions, wholly owned by ECI Telecom Ltd. (NASDAQ: ECIL).

As disclosed on February 19, 2003, Alvarion is paying $9.7 million in cash, and granting a warrant to purchase 200,000 of Alvarion's ordinary shares over a period of 5 years at an exercise price of $3 per share. The transaction will be accounted for as an assets transaction. During the next several quarters, Alvarion expects to record charges of approximately $3 million related to acquisition and integration costs The acquisition is an important step forward in implementing Alvarion's strategy to strengthen its leading position of the Fixed Wireless industry. The integration of InnoWave into Alvarion is expected to:

     o Expand Alvarion's product portfolio with a range of established, high-quality, and excellent cost-performance Wideband Voice and Data solutions;

     o Significantly increase Alvarion's ILEC customer base and experience in large scale deployment projects.

     o Double Alvarion's wireless subscribers installed base to nearly 1.5 million.

     o Position Alvarion as the new leader in the growing Wideband Voice and Data market within the Broadband Wireless industry.

                                      # # #

ABOUT ALVARION
--------------

Alvarion is a premier provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access (BWA) used by telecom carriers, service providers, and enterprises worldwide. Alvarion systems provide Internet access and voice and data services in the last mile, cellular network feeding, building-to-building and wireless local area network (LAN) connectivity.

Alvarion offers the broadest range of BWA solutions by market segment and frequency band, designed to address all carriers' and service providers' business models. With its combined market experience, strong customer base, diversified distribution channels and field-proven deployments, Alvarion is a leading BWA pure play provider for every end user profile, from residential subscribers to business customers.

For more information, please visit Alvarion's web site at
http://www.alvarion.com.
------------------------

ABOUT ECI TELECOM
-----------------

ECI is a provider of advanced, telecommunications solutions. With its leading-edge access, transport and bandwidth management platforms, ECI enables major service providers and carriers worldwide to maximize their capital investment and reduce operating expenses while providing voice, data, video and multimedia services to their customers. ECI maintains a global sales and customers support network. Its solutions are an integral part of more than 700 telecommunications networks in over 145 countries.

For more information, please visit ECI's web site at http://www.ecitele.com.
                                                     -----------------------

ABOUT INNOWAVE
--------------

InnoWave ECI Wireless Systems Ltd., a wholly owned subsidiary of ECI Telecom Ltd., is a global leader in the design and deployment of innovative and cost effective fixed wireless access solutions. Over 60 telecom operators worldwide have successfully deployed InnoWave's systems to deliver high quality and reliable voice and data services to more than 700,000 subscribers.

For more information, please visit Alvarion's web site at
http://www.innowave-ws.com.
---------------------------

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.


           You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.
                 -------------

                                                                       EXHIBIT 5
              Contacts
              --------
              ALVARION
              Dafna Gruber, CFO
              +972 3 645 6252
              dafna.gruber@alvarion.com
                           or
              KCSA
              Joseph A. Mansi
               +1 212 896 1205
              jmansi@kcsa.com


                                                           FOR IMMEDIATE RELEASE

      CHINA TELECOM CHOOSES ALVARION/BISC BROADBAND WIRELESS SOLUTION FOR
      -------------------------------------------------------------------
                    COMMERCIAL 3.5GHZ DEPLOYMENT IN SHENYANG
                    ----------------------------------------
                                     ------

         Alvarion/BISC Positioned Favorably For Additional Wins in China

                                     ------

           TEL - AVIV, ISRAEL, APRIL 3, 2003 - ALVARION LTD. (NASDAQ:ALVR) and its new strategic partner BEIJING INTERNATIONAL SWITCHING SYSTEM CORPORATION
(BISC), a joint venture of Siemens AG and Chinese enterprises, today announced that China Telecom has chosen the Alvarion/BISC Broadband Wireless solution for their first commercial 3.5 GHz broadband wireless access network deployment. The network will be installed in Shenyang, a city of 4.5 million inhabitants and the capital of the Liaoning region. Shenyang is one of 32 Chinese cities in which operators have recently received licenses to operate broadband wireless networks in the 3.5 GHz band, and the first to select a vendor and to begin network deployment. Alvarion's advanced WALKair(TM) network will be used to support advanced voice and data access services.

           Norbert Muhrer, President and CEO of BISC, said, "We are very excited to have achieved this important win, the first fruits of our partnership with Alvarion. WALKair's flexible and powerful technology was critical for clinching the deal, and will continue to give us an important advantage as we compete to supply our solution to additional cities and operators that have been allocated 3.5GHz and 26GHz licenses."


Zvi Slonimsky, CEO of Alvarion, added, "We are proud to have been chosen by one of China's most prestigious operators for this major deployment. It is the first order given to any vendor in the new round of 94 licenses, which were allocated at the end of February 2003 by the Chinese authorities. The win confirms the value of our partnership with BISC, which is a major player in the emerging Chinese telecommunications market as well as the superiority of our product. As we begin deploying China Telecom's first commercial Broadband Wireless network, we feel well-positioned for additional wins, and look forward to taking full advantage of opportunities being created through China's frequency allocation process."



                                       ###




ABOUT CHINA TELECOM
-------------------

China Telecom Corporation is a state-owned telecommunications enterprise formed as a result of the State telecom structural reform plan. Established in May 2002, it is made up of 21 businesses divided into Northern and Southern divisions. China Telecom holds 70% of the national trunk line transmission network owned by the former China Telecom, and is allowed to build and operate local telephone networks in ten northern provinces. Currently, China Telecom operates domestic and international fixed line and WLL networks, providing network-based voice, data, video, multimedia and information services, as well as other professional services throughout China.
For more information visit http://chinatelecom.com.cn

ABOUT BISC (BEIJING INTERNATIONAL SWITCHING SYSTEM CORPORATION)
---------------------------------------------------------------
Beijing International Switching System Corporation Limited (BISC) is a high-tech joint venture between SIEMENS AG and Chinese enterprises. The company focuses on the manufacturing and marketing of EWSD switching systems and data network solutions, broadband access product (Xpresslink), Next Generation Network solutions (SURPASS) for convergence of voice and data services, IP Routing and system integration solutions for the fast developing China telecommunications market. BISC had been formally recognized as one of the 500 Largest Industry Enterprises in China, Top 100 Enterprises of Electronic Industry, and Top Ten Foreign Invested Industrial Enterprises of the Beijing Municipality.
For more information about BISC visit http://www.bisc.com.cn



ABOUT ALVARION
--------------

Alvarion is a powerhouse of point-to-multipoint broadband wireless access (BWA) solutions for telecom carriers, service providers, and Enterprises worldwide. Alvarion's systems are used to provide Internet access and voice and data services for subscribers in the last mile, as well as for cellular network feeding, building-to-building connectivity, and wireless local area networks
(LANs).

Alvarion, which was formed by the merger of BreezeCOM and Floware, offers the broadest range of BWA solutions by market segment and frequency band. Its solutions are designed to address all carriers' and service providers' business models. With the combined market experience of its founding companies, a strong customer base, diversified distribution channels and field-proven deployments, Alvarion is the leading BWA pure-play provider for all types of end-users, from residential subscribers to business customers.

For more information, visit Alvarion's World Wide Web site at
http://www.alvarion.com.
------------------------


           This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

     YOU MAY REGISTER TO RECEIVE ALVARION'S FUTURE PRESS RELEASES OR TO DOWNLOAD A COMPLETE DIGITAL INVESTOR KIT(TM) INCLUDING PRESS RELEASES, REGULATORY FILINGS AND CORPORATE MATERIALS BY CLICKING ON THE "DIGITAL INVESTOR KIT(TM)" ICON AT WWW.KCSA.COM.

                                                                       EXHIBIT 6

CONTACTS:
---------

ALVARION, INC. CONTACT                        PRESS CONTACT
----------------------                        -------------
 Jessica Levine Cauchi                        Dan Guitteau
 760-517-3203                                 Edelman
 jessica.levine-cauchi@alvarion.com
                                              214-443-7565
                                              Dan.guitteau@edelman.com

Alvarion Ltd. Contact                         KCSA
Dafna Gruber, CFO                             Joseph A. Mansi / Evan Smith, CFA
+972 3 645 6262                               +1 212 896 1205 / +1 212 896 1251
dafna.gruber@alvarion.com                     jmansi@kcsa.com / esmith@kcsa.com
-------------------------

                                                           FOR IMMEDIATE RELEASE



       WHEATLAND ELECTRIC REVOLUTIONIZES INTERNET ACCESS IN WESTERN KANSAS
       -------------------------------------------------------------------
                   BY BUILDING VAST WIRELESS BROADBAND NETWORK
                   -------------------------------------------

                                   - - - - - -

       COOPERATIVE DEPLOYS BREEZEACCESS(TM) COMPLETE SPECTRUM SOLUTION TO DELIVER AFFORDABLE BROADBAND TO RESIDENTIAL AND BUSINESS USERS OVER ELEVEN-
                                  COUNTY AREA



           SCOTT CITY, KANSAS, AND CARLSBAD, CA APRIL 7, 2003 - ALVARION, INC. the US subsidiary of Alvarion Ltd. (NASDAQ:ALVR), a global leader in wireless broadband solutions, today announced that Kansas-based Wheatland Electric Cooperative, Inc. has deployed multiple BreezeACCESS technologies to offer broadband data and voice services to its 17,000 member customers. The cooperative's broadband Internet access arm, Wheatland Broadband, currently delivers broadband through more than 1,000 wireless connections to businesses and residents throughout its eleven-county footprint. And Wheatland plans to expand its service offerings and customer base over the next year to include the entire cooperative.

           Wheatland Electric decided to introduce broadband throughout its service territory as part of the company's plans to ensure the long-term economic vitality of the communities it serves. But the cooperative faced the significant challenge of implementing a broadband network in its demographically sparse region in a cost efficient way. Due to carrier grade performance, flexible deployment options, and overall cost effectiveness, the cooperative chose BreezeACCESS with an eye to Wheatland's longstanding reputation as a high quality electric power provider. Supporting both 2.4 and 5.8 GHz in a single system platform, BreezeACCESS enables Wheatland Broadband to deliver reliable, high-speed Internet and secure VPN services to more of its members while taking advantage of a single solution, platform, and management system.

           "We selected Alvarion because they are the leader in wireless broadband with both a demonstrated commitment to high quality products and a proven ability to support network growth as we expand our coverage during the next year to our entire member cooperative region," said Jevin Kasselman, Wheatland's Director of Internet Services. "And over the

                                     (more)

           next several years, we will expand into areas beyond our eleven-county membership base. BreezeACCESS allows us the kind of coverage needed to accomplish that. In addition, it delivers carrier-class reliability and is the only platform on the market that integrates multiple bands cost-effectively without disruption of our current network. The technology makes installation a painless and easy process."

           Leveraging BreezeACCESS' ability to be customized to the specific needs of each cell, Wheatland Broadband deployed service using a three sector architecture to provide appropriate capacity to meet various user requirements. Since the BreezeACCESS CPE connects directly to the subscriber's PC and requires no software installation, Wheatland Broadband initiates service in less than two hours and as far as 18 miles away.

           "As a leading cooperative, Wheatland Electric recognized that wireless broadband is a reliable and cost-effective method to deliver broadband access and is ideally suited to covering their wide-spread user community, "said Amir Rosenzweig, president of Alvarion, Inc. "We now have many electric cooperatives following their lead and realizing the benefits of wireless broadband to improve the welfare of small communities nationwide."


                                       ###

           ABOUT ALVARION
           --------------

           Alvarion is the global leader in wireless broadband, providing solutions to telecom carriers, other service providers, and private network operators with over 1.5 million units deployed in 120 countries worldwide. With the industry's greatest breadth of products, Alvarion provides flexible, scalable solutions for maximum customer profits. From Internet access and network backhaul to enterprise bridging and mobile public safety, Alvarion is the only company that delivers Complete Spectrum networks by implementing advanced technologies across a range of frequency bands. Alvarion, Inc. is headquartered in Carlsbad, CA with its corporate offices in Tel Aviv, Israel.

       For more information, please visit our website at www.alvarion.com.
                                                         -----------------

THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OR BELIEFS OF ALVARION'S MANAGEMENT AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING
STATEMENTS: INABILITY TO FURTHER IDENTIFY, DEVELOP AND ACHIEVE SUCCESS FOR NEW PRODUCTS, SERVICES AND TECHNOLOGIES; INCREASED COMPETITION AND ITS EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES; AS WELL AS THE INABILITY TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH COMMERCE, ADVERTISING, MARKETING, AND TECHNOLOGY PROVIDERS AND OTHER RISKS DETAILED FROM TIME TO TIME IN FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                                                       EXHIBIT 7

               CONTACTS
               --------

               ALVARION
               Dafna Gruber, CFO
               +972 3 645 6252
               dafna.gruber@alvarion.com

                     or
               KCSA
               Joseph A. Mansi
               +1 212 896 1205
               jmansi@kcsa.com

                                                           FOR IMMEDIATE RELEASE

   ALVARION JOINS IEEE* 802.16A WIMAX* INDUSTRY INITIATIVE TO GROW STANDARDS-
   --------------------------------------------------------------------------
                   BASED WIRELESS BROADBAND EQUIPMENT MARKET
                   -----------------------------------------

Alvarion's Dr. Shakouri, Recently Appointed to WiMAX Board, to Present the WiMAX Opportunity to Operators at the Broadband Wireless World Forum in San Jose on April 10


TEL-AVIV, APRIL 08, 2003 - The Broadband Wireless industry group WiMAX Forum announced today that leading system vendors are joining together to ensure the interoperability of systems that conform to the recently published IEEE 802.16a standard for Wireless Metropolitan Area Network access. Alvarion (NASDAQ:ALVR) was involved in the development of the 802.16a standard from the beginning and is pleased to see its broad industry acceptance.

Alvarion, the world's leading
pure play provider of wireless broadband solutions, will champion and contribute to the WiMAX efforts to develop test suites that ensure the interoperability of 802.16a standards-based systems

Margaret LaBrecque, from Intel and WiMAX president, said: "As President of WiMAX, I am pleased to see a leading vendor such as Alvarion championing this effort. The support of Alvarion, with its worldwide presence and large installed customer base, is crucial to the success of WiMAX. With widespread industry support, Broadband Wireless Access is set to become a mass-market access technology. It's a highly flexible, cost-effective way to roll out broadband access networks that makes sense for operators, ISPs and, most of all, customers who want broadband connectivity."

The 802.16a standard applies to equipment, which will be sold in the U.S., Asia, South America and most countries outside Europe; WiMAX will also be working with ETSI, the European Telecommunications Standards Institute to develop test suites for HiperMAN, the European broadband wireless metropolitan area access standard. IEEE 802.16a standard has been developed for Broadband Wireless Access deployed in both the licensed and unlicensed 2-11 GHz spectrum. Wireless access is in general used to describe wireless networks spanning QoS outdoor features and coverage of several miles, as opposed to LAN solution covering the last few hundred feet

The standardization of last mile wireless access systems has been welcomed by operators who will be able to combine equipment from multiple equipment manufacturers, secure in the knowledge that it will be compatible.

WiMAX (www.wimaxforum.org) plans to roll out a certification program to ensure that all wireless access equipment conforming to the 802.16a standard -- such as base stations and CPEs -- are compatible and interoperable with other systems. The primary benefits of the standard will be lower equipment prices to improve service provider/operator business models as well as higher quality of service and multiple vendor selection.

Mr. Rudy Leser, VP Marketing of Alvarion, commented: "With over 10 years experience in the wireless access market and 1,500,000 CPEs installed, Alvarion has actively lobbied and greatly contributed to the development of the 802.16a standard. With today's broad industry support, we are finally creating the conditions for mass market adoption of wireless access."

On April 10 Dr. Mohammad Shakouri, AVP Business Development of Alvarion, who is also Vice President of WiMAX will be discussing 802.16a and what it means for service providers and the broadband industry at the annual Broadband Wireless World Conference at the McEnery Convention Center in San Jose, California. More information can be found at www.shorecliffcommunications.com/bwwf03/default.asp


ABOUT WIMAX
-----------

WiMAX is a non-profit organization established to promote wide-scale adoption of WirelessMAN(TM) air interface for fixed broadband wireless access systems, IEEE(R) Standard 802.16(TM)It is an independent legal entity that receives funding through its membership and WiMAX certification fees. WiMax has three membership classes comprising principal, regular and advisory members. All members have access to all forum meetings and documents. All specifications are available free of charge from the forum's web site. The WiMAX certification mark can also be given to a non-member's product.

For more information please visit www.wimaxforum.org.

ABOUT ALVARION
--------------

Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network.
With over 1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots. Recently incorporated InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution supporting a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at
http://www.alvarion.com
-----------------------

 THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
   1995. THESE STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OR BELIEFS OF ALVARION'S MANAGEMENT AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES
  THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN
   THE FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD
      CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS: INABILITY TO FURTHER IDENTIFY, DEVELOP AND ACHIEVE SUCCESS FOR NEW PRODUCTS, SERVICES AND TECHNOLOGIES; INCREASED COMPETITION AND
ITS EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES;
 AS WELL AS THE INABILITY TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH COMMERCE, ADVERTISING, MARKETING, AND TECHNOLOGY PROVIDERS AND OTHER RISKS DETAILED FROM
      TIME TO TIME IN FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                   SIGNATURES

                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             ALVARION LTD.



Date: April 9, 2003                          By:  /s/ Tzvi Friedman
                                                  ------------------------------
                                                  Name:  Tzvi Friedman
                                                  Title: President and Chief
                                                         Operation Officer